March 18, 2014


OVERNIGHT DELIVERY AND EDGAR
----------------------------

Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                FIRST TRUST NEW OPPORTUNITIES MLP & ENERGY FUND
                       REGISTRATION STATEMENT ON FORM N-2
                       FILE NOS. 333-191808 AND 811-22902

Dear Ms. Rossotto:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of First Trust New Opportunities MLP & Energy Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Daylight Saving Time, on March 26, 2014, or as soon thereafter as practicable.


                                   Sincerely,

                                   MORGAN STANLEY & CO. LLC


                                   By: /s/ Sue Portelli
                                       -------------------------------
                                       Name:  Sue Portelli
                                       Title: Executive Director